Exhibit 99.1

June 13, 2008

Hello, this is Michael Ward.

This week, a U.S. Federal District Court in New York issued an opinion finding that the TCI Group engaged in a pattern of deception and misstatements to hide the truth regarding its activity in CSX stock.  The judge ruled that the TCI Group violated federal securities laws and testified falsely under oath.   In more than a dozen places throughout the opinion, the Court found that specific testimony of the individual TCI Group members was not credible.

The ruling is important in two respects.  First, it supports our strong desire to ensure transparency for all shareholders.  Shareholders have a right to know as much as possible about their investments and those who seek to govern their company.  That’s the reason we filed suit against the TCI Group.  Second, it sheds an important light on a group of investors that seeks five critical seats on the CSX Board of Directors.  We are encouraged that the truth has been brought to bear in this case.

Above all, I believe the ruling should serve as a reminder of what an important decision each shareholder makes when casting their vote for the Board of a company – particularly one that plays such an important role in the U.S. economy.  Employees and shareholders alike should expect that their Board will serve as the very beacon of the company’s values – especially Right Results, Right Way.

I’ve made no secret of my concerns about the intentions of the TCI Group, and am even more steadfast in my opposition to the candidacy of their Board nominees.  If you share my concern, and if you are a shareholder of CSX, I strongly urge you to vote your WHITE proxy card.

Thanks for listening, have a safe, productive day, and I’ll talk with you again next week.